UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

China Distance Education Holdings Limited

(Name of the Issuer)

China Distance Education Holdings Limited

Champion Distance Education Investments Limited

China Distance Learning Investments Limited

Zhengdong Zhu

Baohong Yin

Champion Shine Trading Limited

Zhangxing Wang

Qi Wang

Home Value Holding Co., Ltd.

Yue Zhao

Jingdong Liu

Sinvo Limited

Xiaoshu Chen

Jetlong Investments Limited

Tao Long

Double Prestige Limited

Plenty Source Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0001 per share*

American Depositary Shares, each representing four Ordinary Shares

(Title of Class of Securities)

16944W104**

(CUSIP Number of Class of Securities)

China Distance Education Holdings Limited 18th Floor, Xueyuan International Tower 1 Zhichun Road, Haidian District Beijing 100083, People’s Republic of China Tel: +86-10-8231-9999	Zhengdong Zhu Baohong Yin Champion Shine Trading Limited 18th Floor, Xueyuan International Tower 1 Zhichun Road, Haidian District Beijing 100083, People’s Republic of China Tel: +86-10-8231-9999

Champion Distance Education Investments Limited

China Distance Learning Investments Limited

Conyers Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive, PO Box 2681

Grand Cayman, KY1-1111, Cayman Islands

Tel: +86-10-8231-9999

Zhangxing Wang Qi Wang Home Value Holding Co., Ltd. 42/F, World Trade Tower, No. 500 Guangdong Road, Shanghai, People’s Republic of China Tel: +86-21-6886-5500

Yue Zhao Sinvo Limited Wanke Baicuiyuan West Gate 109 shop at the intersection of Fuqiang Street and Fanrong Road Chaoyang District, Changchun City, China Tel: +86-0431-8133-3811	Jingdong Liu Unit 402, Building A, Fuhuali Zhonghai Mansion 2021 West Jiuzhou Blvd., Xiangzhou District Zhuhai, Guangdong, China Tel: +86-75-6866-6218

Xiaoshu Chen Jetlong Investments Limited 2nd Floor, 54 Building, No. 2 Sipailou, Nanjing Jiangsu Province, 210096, China Tel: +86-025-8379-2654	Tao Long Double Prestige Limited Plenty Source Limited 8th floor, No. 8-2 of Dong Dan San Tiao Dongcheng District, Beijing, China Tel: +86-10-6712-5255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Timothy B. Bancroft Goulston & Storrs PC 400 Atlantic Avenue Boston, MA 02110, USA Tel: +1 (617) 574-3511	Howard Zhang Davis Polk & Wardwell LLP 2201, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China Tel: +86 10 8567 5000

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****

$168,816,357.80	$18,417.86

*

Not for trading, but only in connection with the listing on The New York Stock Exchange of the American depositary shares (“ADSs”), each representing four ordinary shares, par value $0.0001 per share, of the issuer (an “Ordinary Share” and collectively, the “Ordinary Shares”).

**	CUSIP number of the ADSs.

***

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per-share cash payment of $2.45 for 67,704,344 outstanding Ordinary Shares of the issuer subject to the transaction plus (b) the product of 969,000 Ordinary Shares underlying the options that were outstanding as of immediately prior to the completion of the Merger, multiplied by $1.16 per option share (which is the difference between the $2.45 per Ordinary Share merger consideration and the weighted average exercise price of $1.29 per share) plus (c) the product of 741,500 Ordinary Shares underlying the restricted share awards that were outstanding as of immediately prior to the completion of the Merger, multiplied by the $2.45 per Ordinary Share merger consideration ((a), (b) and (c) together, the “Transaction Valuation”).

****

The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,417.86	Filing Party: China Distance Education Holdings Limited

Form or Registration No.: Schedule 13E-3	Date Filed: December 23, 2020

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) amends and supplements the Rule 13e-3 Transaction Statement filed with the Securities and Exchange Commission (the “SEC”) under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on December 23, 2020, as amended by Amendment No. 1 filed with the SEC on January 22, 2021 and by Amendment No. 2 filed with the SEC on January 29, 2021 (together with the exhibits hereto, as amended, the “Transaction Statement”), and is being filed jointly by the following persons (each separately, a “Filing Person” and collectively, the “Filing Persons”):

(a)	China Distance Education Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”);

(b)	Champion Distance Education Investments Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”);

(c)	China Distance Learning Investments Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”);

(d)	Zhengdong Zhu, a citizen of the People’s Republic of China (the “PRC”) (the “Chairman”);

(e)	Baohong Yin, a citizen of the PRC (the “Deputy Chairman”);

(f)	Champion Shine Trading Limited, a British Virgin Islands company wholly owned and controlled by the Chairman (“CST”, and (d) to (f) collectively, the “Chairman Parties”);

(g)	Zhangxing Wang, a citizen of the Hong Kong Special Administrative Region of the PRC;

(h)	Qi Wang, a citizen of the PRC;

(i)	Home Value Holding Co., Ltd., a British Virgin Islands company ((g) to (i) collectively, the “Wang Family”);

(j)	Yue Zhao, a citizen of the PRC;

(k)	Jingdong Liu, a citizen of the PRC;

(l)	Sinvo Limited, a British Virgin Islands company ((j) to (l) collectively, “Sinvo”);

(m)	Xiaoshu Chen, a citizen of the PRC;

(n)	Jetlong Investments Limited, a British Virgin Islands company (“Jetlong”, and (m) and (n) collectively, “Chen”);

(o)	Tao Long, a citizen of the PRC;

(p)	Double Prestige Limited, a Seychelles company; and

(q)	Plenty Source Limited, a Seychelles company ((o) to (q) collectively, “Long”).

The Chairman Parties, the Wang Family, and Jetlong are collectively referred to herein as the “Rollover Shareholders.” Parent, Merger Sub, the Chairman Parties, the Wang Family, Sinvo, Chen, and Long are collectively referred to herein as the “Buyer Group.”

The Transaction Statement relates to the Agreement and Plan of Merger dated as of December 1, 2020 (the “Merger Agreement”) by and among Parent, Merger Sub and the Company, providing for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with Part XVI of the Companies Act (as amended) of the Cayman Islands (the “Cayman Islands Companies Act”), with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 15 Additional Information

(c)	Item 15(c) is hereby amended and supplemented as follows:

At an extraordinary general meeting of the Company held on February 26, 2021, at 10:00 am (Beijing time) at 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, People’s Republic of China, the shareholders of the Company authorized and approved the Merger Agreement; a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”); and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger, and authorized each of the members of the special committee of the board of directors of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the transactions contemplated thereby, including the Merger.

On March 18, 2021, the Company and Merger Sub filed with the Registrar of Companies of the Cayman Islands the Plan of Merger, pursuant to which the Merger became effective on March 18, 2021 (the “Effective Time”), with Merger Sub merging with and into the Company and the Company becoming a privately-held company wholly owned by Parent.

At the Effective Time, (a) each ordinary share, par value of $0.0001 per share (each, an “Ordinary Share” and collectively, the “Ordinary Shares”) of the Company, issued and outstanding immediately prior to the Effective Time, other than (i) certain Ordinary Shares (including Ordinary Shares represented by American depositary shares (“ADSs”), each representing four Ordinary Shares) beneficially owned by the Rollover Shareholders as set forth in the Support Agreement (including the Ordinary Shares subject to Company Restricted Share Awards (as defined below) held by the Chairman and the Deputy Chairman); (ii) Ordinary Shares (including Ordinary Shares represented by ADSs) held by Parent, the Company, or their respective direct and indirect subsidiaries; (iii) Ordinary Shares (including Ordinary Shares represented by ADSs) held by the ADS Depositary (as defined below) reserved for the issuance, settlement, and allocation upon exercise or vesting of Company Options and/or Company Restricted Share Awards (each as defined below) under the Company Share Plans (as defined below); and (iv) Ordinary Shares that were issued immediately prior to the Effective Time and held by shareholders of the Company who had validly exercised and had not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Act (collectively, “Dissenting Shares”) (Ordinary Shares described under (i) through (iv) above are collectively referred to herein as the “Excluded Shares”), was cancelled in exchange for the right to receive $2.45 in cash without interest (the “Per Share Merger Consideration”), and (b) each ADS issued and outstanding immediately prior to the Effective Time, together with the Ordinary Shares underlying such ADS (other than any ADSs representing Excluded Shares), was cancelled in exchange for the right to receive $9.80 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement by and among the Company, Deutsche Bank Trust Company Americas (the “ADS Depositary”), and the holders and beneficial owners of ADSs issued thereunder, dated as of June 29, 2008, in each case, net of any applicable withholding taxes.

The Excluded Shares, other than Dissenting Shares, issued and outstanding immediately prior to the Effective Time (including the Excluded Shares represented by ADSs) were cancelled for no consideration. Any Dissenting Shares were cancelled and ceased to exist at the Effective Time, and represent only the right to receive payment of the fair value of such Dissenting Shares in accordance with Section 238 of the Cayman Islands Companies Act upon and after the Effective Time.

At the Effective Time, each outstanding share option to purchase Ordinary Shares (each, a “Company Option”) granted under the China Distance Education Holdings Limited Share Incentive Plan and/or the China Distance Education Holdings Limited 2008 Performance Incentive Plan (collectively, the “Company Share Plans”), whether vested or unvested, that was issued and outstanding as of immediately prior to the Effective Time, was cancelled and exchanged for the holder’s right to receive, at or promptly after the Effective Time, an amount in cash determined by multiplying (i) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price of such Company Option by (ii) the number of Ordinary Shares underlying such Company Option, less applicable taxes required to be withheld (if any).

At the Effective Time, each Ordinary Share subject to a Company restricted share award (each, a “Company Restricted Share Award”) under any of the Company Share Plans, whether vested or unvested, that was issued and outstanding as of immediately prior to the Effective Time, except for Company Restricted Share Awards held by the Chairman and the Deputy Chairman, was cancelled and exchanged for the holder’s right to receive, at or promptly after the Effective Time, an amount in cash equal to the Per Share Merger Consideration, less applicable taxes required to be withheld (if any).

The Company has requested that trading of the ADSs on the New York Stock Exchange (the “NYSE”) be suspended, and that the NYSE file with the SEC a Form 25 notifying the SEC of the NYSE’s withdrawal of the ADSs from listing on the NYSE and intention to withdraw the Ordinary Shares from registration under Section 12(b) of the Exchange Act. The Company intends to file with the SEC, ten days after the NYSE files the Form 25, a Form 15 suspending the Company’s reporting obligations under the Exchange Act and withdrawing the registration of the Ordinary Shares under the Exchange Act. The Company’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of the Ordinary Shares becomes effective.

Item 16 Exhibits

(a)-(1)*	Proxy Statement of the Company dated January 29, 2021.

(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)*	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)*	Form of ADS Voting Instructions Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)*	Press Release issued by the Company, dated December 1, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 1, 2020.

(a)-(6)*	Annual Report on Form 20-F of the Company for the fiscal year ended September 30, 2020, filed by the Company with the SEC on January 22, 2021 and incorporated by reference herein.

(b)-(1)*	Commitment Letter, dated November 30, 2020, by and between China Merchants Bank Co., Ltd. and Parent, incorporated by reference to Exhibit 99.7 to the Schedule 13D/A filed by the Chairman on December 2, 2020.

(b)-(2)*	Equity Commitment Letter, dated as of December 1, 2020, by and among Sinvo Limited and Parent, incorporated by reference to Exhibit 99.5 to the Schedule 13D/A filed by the Chairman on December 2, 2020.

(b)-(3)*	Equity Commitment Letter, dated as of December 1, 2020, by and among Tao Long, Double Prestige Limited, Plenty Source Limited, and Parent, incorporated by reference to Exhibit 99.6 to the Schedule 13D/A filed by the Chairman on December 2, 2020.

(c)-(1)*	Opinion of Duff & Phelps, LLC dated December 1, 2020, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the Special Committee, dated December 1, 2020.

(d)-(1)*	Agreement and Plan of Merger, dated as of December 1, 2020, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)*	Limited Guarantee, dated as of December 1, 2020, by the Chairman and the Deputy Chairman in favor of the Company, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3)*	Support Agreement, dated as of December 1, 2020, by and among Parent, the Rollover Shareholders, Xiaoshu Chen, and the Company (solely with respect to Section 5.6 and Section 5.9 thereof), incorporated herein by reference to Annex F to the Proxy Statement.

(d)-(4)*	Interim Investors Agreement, dated as of December 1, 2020, by and among Parent, Merger Sub, the Chairman Parties, the Wang Family, Sinvo, Chen and Long, incorporated herein by reference to Annex G to the Proxy Statement.

(f)-(1)*	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)*	Section 238 of the Cayman Islands Companies Act (as amended), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2021

China Distance Education Holdings Limited

By:	/s/ Carol Yu
Name:	Carol Yu
Title:	Chair of the Special Committee

Champion Distance Education Investments Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Director

China Distance Learning Investments Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Director

Zhengdong Zhu

/s/ Zhengdong Zhu

Baohong Yin

/s/ Baohong Yin

Champion Shine Trading Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Director

Zhangxing Wang

/s/ Zhangxing Wang

Qi Wang

/s/ Qi Wang

Home Value Holding Co., Ltd.

By:	/s/ Zhangxing Wang
Name:	Zhangxing Wang
Title:	Director

Sinvo Limited

By:	/s/ Yue Zhao
Name:	Yue Zhao
Title:	Director

Yue Zhao

/s/ Yue Zhao

Jingdong Liu

/s/ Jingdong Liu

Xiaoshu Chen

/s/ Xiaoshu Chen

Jetlong Investments Limited

By:	/s/ Xiaoshu Chen
Name:	Xiaoshu Chen
Title:	Director

Tao Long

/s/ Tao Long

Double Prestige Limited

By:	/s/ Tao Long
Name:	Tao Long
Title:	Director

Plenty Source Limited

By:	/s/ Tao Long
Name:	Tao Long
Title:	Director